June 6, 2006

DREYFUS PREMIER VALUE EQUITY FUNDS — DREYFUS PREMIER VALUE FUND

Supplement to Prospectus dated March 1, 2006

The following information supplements the information contained in the section of the Fund's Prospectus entitled "Management" (that relates to the Fund's portfolio managers):

Brian C. Ferguson is the Fund's primary portfolio manager, a position he has held since May 2006.

Julianne D. McHugh is an additional portfolio manager of the Fund, a position she has held since May 2006.

Paragraphs three through eight of the "Management" section hereby are deleted.

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